As filed with the Securities and Exchange Commission on December 19, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADC Telecommunications, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	41-0743912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
13625 Technology Drive
Eden Prairie, Minnesota 55344
(952) 938-8080
(Address, including zip code, and telephone
number, including area code, of registrant’s principal executive offices)

Jeffrey D. Pflaum, Esq.	Copy to:
Vice President, General Counsel and Corporate Secretary
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344
(952) 938-8080
(Name, address, including zip code, and telephone
number, including area code, of agent for service)	Jay L. Swanson, Esq. Amy L. Schneider, Esq. Dorsey & Whitney LLP Suite 1500 50 South Sixth Street Minneapolis, MN 55402 (612) 340-2600

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
	Amount to be	offering price per	aggregate offering	Amount of
Title of securities to be registered	registered(1)	share (2)	price (2)	registration fee
Common Stock, $0.20 par value per share	100,000 shares	$5.03	$503,000	$20

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional shares that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices of ADC Telecommunications, Inc. common stock on December 17, 2008, as reported on the NASDAQ Global Select Market.

PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
A direct stock purchase plan for ADC
100,000 Shares of Common Stock
     Our Direct Stock Purchase Plan provides you with a convenient and economical way of purchasing shares of ADC common stock without a broker at low transaction costs.
     You may also transfer shares easily or sell your shares at low cost.
     The Plan may purchase ADC common stock directly from ADC or on the open market, as periodically determined by ADC. The purchase price for shares purchased in the open market will be the weighted average price at which the shares are actually purchased by the Plan Administrator. The purchase price of shares purchased from ADC will be the average of the high and low sale prices quoted on the NASDAQ Global Select Market on the date of purchase.
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “ADCT.” On December 17, 2008, the last sale price of our common stock as reported on the NASDAQ Global Select Market was $5.18 per share.
     A summary of important Plan features is contained on page 1 of this prospectus. A complete description of the Plan begins on page 14 of this prospectus.

Please read this prospectus carefully before investing and
retain it for your future reference.

     Investment in our securities involves a number of risks. See section titled “Risk Factors” beginning on page 2 to read about certain factors you should consider before buying our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080
The date of this prospectus is December 19, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

A SUMMARY OF IMPORTANT PLAN FEATURES
•	Current Shareowners - If you are a registered holder of ADC common stock, you may participate in the Plan by completing and returning a Plan Enrollment Form. If you own ADC common stock, but your shares are held by a bank or broker in its name (i.e., “street name”), you will need to either withdraw your shares from your brokerage account and register them in your own name or enroll in the Plan in the same manner as a new shareowner.
•	Open to Non-shareowners - If you currently do not own shares of ADC common stock, you may enroll in the Plan by completing and returning an Initial Enrollment Form, and either making an initial investment of at least $500 or authorizing automatic monthly cash investments of at least $50. A $10 account set-up fee will be deducted from your initial investment.
•	Investments - You may make investments in common stock of a minimum of $50 per investment up to an aggregate of $250,000 per year. Investments may be made by automatic monthly electronic funds transfer or by check at weekly or less frequent intervals, whichever you prefer.
•	Full Investment of Plan Funds - Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares.
•	Fees - There are certain enrollment, transaction and service fees associated with the Plan, which we describe further in this prospectus.
•	Account Statements - Account statements detailing your Plan activities are mailed to you following each Plan transaction.
•	Plan Administrator - The Plan Administrator is:
Computershare Trust Company, N.A.
Attention: ADCInvestDirect
P.O. Box 43081
Providence, RI 02940-3081
OUR BUSINESS
     We are a leading global provider of broadband communications network infrastructure products and related services. Our products offer comprehensive solutions enabling the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. These products include fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components for communication networks. Our products are used primarily in the “last mile/kilometer” of a communications network, which links Internet, data, video and voice traffic from the serving office of the communications service provider to the end-user of communication services.
     We also provide professional services to our customers. These services help our customers plan, deploy and maintain Internet, data, video and voice communication networks. We also assist our customers in integrating broadband communications equipment used in wireline, wireless, cable and enterprise networks. By providing these services, we have additional opportunities to sell our hardware products to these customers.
     Our customers consist primarily of long-distance and local communications service providers and private enterprises that operate their own communication networks. In addition, our customers include cable television operators, wireless service providers, new competitive telephone service providers, broadcasters, government agencies, system integrators and communications equipment manufacturers and distributors.

     We offer broadband connectivity products, wireless capacity and coverage optimization products, wireline access products and professional services to our customers through the following three reportable business segments:
•	Connectivity

•	Network Solutions

•	Professional Services
     Our Connectivity products connect wireline, wireless, cable, enterprise and broadcast communications networks over copper (twisted pair), coaxial, fiber-optic and wireless media. These products provide the physical interconnections between network components and access points into networks.
     Our Network Solutions products help improve coverage and capacity for wireless networks and broadband access for wireline networks. These products improve signal quality, increase coverage and capacity into expanded geographic areas, enhance the delivery and capacity of networks, and help reduce the capital and operating costs of delivering wireline and wireless services. Applications for these products include in-building solutions, outdoor coverage solutions, mobile network solutions and wireline solutions.
     Our Professional Services business provides integration services for broadband and multiservice communications over wireline, wireless, cable and enterprise networks. Our Professional Services business unit helps customers plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.
     ADC was incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.
RISK FACTORS
     Our business faces many risks, all of which may not be described below. Additional risks of which we are currently unaware or believe to be immaterial may also result in events that could impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations may suffer, and the trading price of our common stock could decline.
Risks Related to Our Business
Our industry is highly competitive, and our product and services sales are subject to significant downward pricing and volume pressure.
     Competition in the broadband network infrastructure equipment and services industry is intense. Overall spending for communications infrastructure products has not increased significantly in recent years and is not expected to increase significantly in the next several years. In fiscal 2009, we expect customer spending to decline due to the current global macro-economic conditions, although we do expect spending on infrastructure equipment for next-generation networks such as FTTX products and wireless coverage and capacity solutions to increase over the longer term. Our continued ability to compete with other manufacturers of communications equipment depends in large part on whether we can continue to develop and effectively market next-generation infrastructure products.
     We believe our ability to compete with other manufacturers of communications equipment products and providers of related services depends primarily on our engineering, manufacturing and marketing skills; the price, quality and reliability of our products; our delivery and service capabilities; and our control of operating expenses.
     We have experienced, and anticipate continuing to experience, greater pricing pressures from our customers as well as our competitors. In part, this pressure exists because our industry currently is characterized by many vendors pursuing relatively few large customers. As a result, our customers have the ability to exert significant pressure on us with respect to product pricing and other contractual terms. In recent years, a number of our large customers have engaged in business combination transactions. Accordingly, we have fewer large-scale customers, and these customers have even greater scale and buying power.
Our sales and operations may be impacted adversely by the current global economic conditions.
     For the last several months, financial markets globally have experienced extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that, among other concerns, include severely restricted credit. Largely as a result of these disruptions in financial markets, most analysts believe the global economy has entered a potentially prolonged recession. These economic developments may adversely affect businesses like ours in a number of ways, such as:
•	Restricted credit markets may limit the ability of some of our customers and suppliers to obtain financing for significant purchases and operations, including potential significant telecommunications infrastructure projects. If customers are unable to finance operations or infrastructure projects, we may experience a slowdown in demand for our product and services. Further, these conditions could disrupt the availability of raw materials and supplies we use as well as our use of contract manufacturers and other vendors. Our ability to find suitable replacement sources or vendors cannot be assured nor can we be certain the prices and terms associated with retaining such replacements would be favorable to us.

•	Demand for the goods and services our customers provide to their clients may slow, and this, in turn, may cause our customers to spend less on the products and services we sell.

•	Competition to complete sales among our competitors may heighten and create pressure to sell products and services at lower prices or on terms that are less advantageous than we have experienced historically.
     The severity and length of the present disruptions in the financial markets and the global economy are unknown. There can be no assurance that there will not be a further deterioration in financial markets and in business conditions generally.
Our gross margins may vary over time, and our level of gross margin may not be sustainable.
     Gross margins among our product groups vary and are subject to fluctuation from quarter to quarter. Many of our newer product offerings, such as our FTTX products, typically have lower gross margins than our legacy products. As these new products increasingly account for a larger percentage of our sales, our gross margins are likely to be impacted negatively. This and other factors that may impact our gross margins adversely are numerous and include:
•	Changes in customer, geographic, or product mix, including the mix of configurations within each product group;

•	Introduction of new products, including products with price-performance advantages;

•	Our ability to reduce product costs;

•	Increases in material or labor costs;

•	Expediting costs incurred to meet customer delivery requirements;

•	Excess inventory and inventory carrying charges;

•	Obsolescence charges;

•	Changes in shipment volume;

•	Changes in component pricing;

•	Increased price competition;

•	Changes in distribution channels;

•	Increased warranty cost;

•	Liquidated damages costs relating to customer contractual terms; and

•	Our ability to manage the impact of foreign currency exchange rate fluctuations.
We are becoming increasingly dependent on specific network expansion projects undertaken by our customers, which are subject to intense competition and result in sales volatility.
     Our business increasingly is focused on the sale of products, including our FTTX products and wireless coverage and capacity solutions, to support customer initiatives to expand broadband and coverage capabilities in their networks. These products increasingly have been deployed by our customers outside their central offices in connection with specific capital projects to increase network capabilities.
     Because of these project-specific purchases by our customers, the short-term demand for our products can fluctuate significantly and our ability to forecast sales accurately from quarter to quarter has diminished substantially. This fluctuation can be further affected by the long sales cycles necessary to obtain contracts to supply equipment for these projects. These long sales cycles may result in significant effort expended with no resulting sales or sales that are not made in the anticipated quarter.
     In addition, competition among suppliers with respect to these capital projects can be intense, particularly because these projects often utilize new products that were not previously used in customers’ networks. We cannot give any assurance that these capital projects will continue or that our products will be selected for these equipment deployments.
Our cost-reduction initiatives may not result in anticipated savings or more efficient operations.
     Over the past several years, we have implemented, and are continuing to implement, significant cost-reduction measures. These measures have been taken in an effort to improve our levels of profitability. We have incurred significant restructuring and impairment charges in connection with these cost-reduction efforts. If these measures are not fully completed or are not completed in a timely fashion, we may not realize their full potential benefit.
     In addition, the efforts to cut costs may not generate the savings and improvements in our operating margins and profitability we anticipate and such efforts may be disruptive to our operations. For example, cost savings measures may yield unanticipated consequences, such as attrition beyond planned reductions in force or increased difficulties in our day-to-day operations, and may adversely affect employee morale. Although we believe it is necessary to reduce the cost of our operations to improve our performance, these initiatives may preclude us from making potentially significant expenditures that could improve our product offerings and competitiveness over the longer term.
Further consolidation among our customers may result in the loss of some customers and may reduce revenue during the pendency of business combinations and related integration activities.
     We believe consolidation among our customers in the future will continue in order for them to increase market share and achieve greater economies of scale. Consolidation has impacted our business as our customers focus on completing business combinations and integrating their operations. In certain instances, customers integrating large-scale acquisitions have reduced their purchases of network equipment during the integration period. For example, following the merger of SBC Communications with AT&T and the merger of AT&T with BellSouth, the combined companies initially deferred spending on certain network equipment purchases, which resulted in lower product sales by ADC to these companies.
     The impact of significant mergers among our customers on our business is likely to be unclear until sometime after such transactions are completed. After a consolidation occurs, a customer may choose to reduce the number of vendors from which it purchases equipment and may choose one of our competitors as its preferred vendor. There can be no assurance that we will continue to supply equipment to the surviving communications service provider after a business combination is completed.

Our profitability could be impacted negatively if one or more of our key customers substantially reduces orders for our products and/or transitions their purchases towards lower gross margin products .
     Our customer base is relatively concentrated, with our top ten customers accounting for 42.5%, 45.5% and 44.0% of net sales for fiscal 2008, 2007 and 2006, respectively. In addition, our largest customer, Verizon, accounted for 16.5%, 17.8% and 16.0% of our net sales in fiscal 2008, 2007 and 2006, respectively. The merger of AT&T and BellSouth in our fiscal 2007 created another large customer for us. In fiscal 2008 and 2007, this combined company accounted for approximately 16.0% and 15.4% of our sales, respectively.
     If we lose a significant customer for any reason, including consolidation among our major customers, our sales and gross profit will be impacted negatively. Also, in the case of products for which we believe potential revenue growth is the greatest, our sales remain highly concentrated with the major communications service providers. For example, we rely on Verizon for a large percentage of our sales of FTTX products. The loss of sales due to a decrease in orders from a key customer could require us to exit a particular business or product line or record impairment or restructuring charges.
     Gross margins vary among our product groups and a shift in our customers’ purchases toward a product mix (i.e., the amount of each type of product we sell in a particular period) with lower margin products could result in a reduction in our profitability.
Our Professional Services business is exposed to risks associated with a highly concentrated customer base.
     Most of our Professional Services are provided to customers in the United States. As a result of the merger of SBC Communications with AT&T and the merger of AT&T and BellSouth, our Professional Services business in the United States is heavily dependent upon sales to the combined company resulting from these mergers. If, over the long-term, AT&T reduces the demand for services we provide to it, we may not be successful in finding new customers to replace the lost sales for a period of time. Therefore, sales by our Professional Services business could decline substantially and have an adverse effect on our business and operating results.
Our market is subject to rapid technological change and, to compete effectively, we must continually introduce new products that achieve market acceptance.
     The communications equipment industry is characterized by rapid technological changes, evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make our existing products, or products under development, obsolete or unmarketable. For example, FTTX product sales initiatives may impact sales of our non-fiber products negatively. In order to remain competitive and increase sales, we will need to adapt to these rapidly changing technologies, enhance our existing products and introduce new products to address the changing demands of our customers.
     We may not predict technological trends or the success of new products in the communications equipment market accurately. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and substantial capital commitments. For example, during fiscal 2006 and fiscal 2007, we invested significant resources in the development and marketing of a new line of automated copper cross-connect products. During the third quarter of fiscal 2007, following a review of the market potential of these products, we curtailed all development and marketing activities relating to this product line. This resulted in inventory and fixed asset write-offs. We do not know whether other new products and services we develop will gain market acceptance or result in profitable sales.
     Many of our competitors have greater engineering and product development resources than we have. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we experience any significant delays in product development or introduction, our business, operating results and financial condition could be affected adversely.

We may not successfully close strategic acquisitions and, if these acquisitions are completed, we may have difficulty integrating the acquired businesses with our existing operations.
     We acquired LGC and Century Man in the first quarter of fiscal 2008. In the future, we intend to acquire other companies and/or product lines that we believe are aligned with our strategic focus. We cannot provide assurances that we will be able to find appropriate candidates for acquisitions, reach agreement to acquire them, have the cash or other resources necessary to acquire them, or obtain requisite shareholder or regulatory approvals needed to close strategic acquisitions. The significant effort and management attention invested in a strategic acquisition may not result in a completed transaction.
     The impact of future acquisitions on our business, operating results and financial condition are not known at this time. In the case of businesses we may acquire in the future, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and materially adversely affect our operating results and financial condition. Also, we may not be able to retain key management and other critical employees after an acquisition. We may also acquire unanticipated liabilities. In addition to these risks, we may not realize all of the anticipated benefits of these acquisitions.
Access to our existing line of credit requires that we meet several covenants, which could be more challenging in a difficult operating environment. Moreover, if we need to utilize our existing line of credit, our operational flexibility may be impaired. If we seek to secure other financing, we may not be able to obtain it on acceptable terms.
     We currently have a $200.0 million line of credit that has not been utilized. The line of credit contains numerous restrictive covenants and conditions regarding the state of our business that could limit or cease our ability to utilize the line of credit, limit our operating flexibility, impair our ability to undertake strategic acquisitions or other transactions, or, if we have drawn funds on the line of credit, accelerate repayment terms on borrowed amounts. Further, if we utilize the line of credit our earnings per share could be diluted.
     Based on current business operations and economic conditions, and expected cash flows from operations, we currently anticipate that our available cash resources (which include existing cash, cash equivalents and our line of credit), will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to utilize our existing line of credit or raise additional funds. In addition, if the cost of one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital.
     If we determine it is necessary to seek other additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms.
We have recorded significant impairment charges to reduce the carrying value of certain auction-rate securities we hold, and additional impairment charges with respect to auction-rate securities may occur in the future.
     Credit concerns in the capital markets have all but eliminated our ability to liquidate auction-rate securities that we classify as long-term available-for-sale securities on our balance sheet. These securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing debt obligations, and dividend-yielding preferred stock. Some of the underlying collateral for the auction-rate securities we hold consists of sub-prime mortgages. Starting in the fourth quarter of fiscal 2007, we began recording other-than-temporary impairment charges on these securities. We estimated the fair value of the auction-rate securities with the assistance of a valuation specialist. In fiscal 2008, we recorded other-than-temporary impairment charges of $100.6 million. As such, the estimated fair value and current carrying value of these holdings as of October 31, 2008 was $40.4 million. The estimated fair value of these securities could continue to decrease unless a market develops for them, something we do not anticipate happening in the foreseeable future. As such, the estimated fair value of these securities may further decrease substantially.

We may complete transactions, undertake restructuring initiatives or face other circumstances in the future that will result in restructuring or impairment charges, including, but not limited to, significant goodwill impairment charges.
     From time to time we have undertaken actions that have resulted in restructuring charges. We may take such actions in the future either in response to slowdowns or shifts in market demand for our products and services or in connection with other initiatives to improve our operating efficiency.
     In addition, if the fair value of any of our long-lived assets decreases as a result of an economic slowdown, a downturn in the markets where we sell products and services or a downturn in our financial performance and/or future outlook, we may be required to take an impairment charge on such assets, including goodwill.
     We are required to test goodwill and other intangible assets with indefinite life periods for potential impairment on the same date each year and on an interim basis if there are indicators of a potential impairment. We also are required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. One potential indicator of impairment is the value of our market capitalization compared to our net book value. Significant declines in our market capitalization could require us to record material goodwill and other impairment charges.
     Restructuring and impairment charges could have a negative impact on our results of operations and financial position.
Possible consolidation among our competitors could result in a loss of sales.
     Recently, a number of our competitors have engaged in business combination transactions, and we expect to see continued consolidation among communication equipment vendors. These business combinations may result in our competitors becoming financially stronger and obtaining broader product portfolios than us. As a result, consolidation could increase the resources of our competitors and negatively impact our product sales and our profitability.
Our operating results fluctuate significantly from quarter to quarter.
     Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Fluctuations in our quarterly operating results may be caused by many factors, including the following:
•	the volume and timing of orders from and shipments to our customers;

•	the overall level of capital expenditures by our customers;

•	work stoppages and other developments affecting the operations of our customers;

•	the timing of and our ability to obtain new customer contracts and the timing of revenue recognition;

•	the timing of new product and service announcements;

•	the availability of products and services;

•	market acceptance of new and enhanced versions of our products and services;

•	variations in the mix of products and services we sell;

•	the location and utilization of our production capacity and employees; and

•	the availability and cost of key components of our products.

     Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular quarter are lower than expected, our operating results will be affected adversely.
The regulatory environment in which we and our customers operate is changing.
     Although our business is not subject to significant direct governmental regulation, the communications services provider industry in which our customers operate is subject to significant and changing federal and state regulation in the United States and regulation in other countries.
     The U.S. Telecommunications Act of 1996 (the “Telecommunications Act”) lifted certain restrictions on the ability of communications services providers and other ADC customers to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally increased our opportunities to provide communications network infrastructure products to providers of Internet, data, video and voice networks. However, some of the changes resulting from the Telecommunications Act have diminished the return on additional investments by our customers in their networks, which has reduced demand for some of our products.
     In a 2003 ruling, the Federal Communications Commission (“FCC”) terminated its “line-sharing” requirements, with the result that major telephone companies are no longer legally required to lease space to resellers of digital subscriber lines. The FCC ruling also allowed telephone companies to maintain sole ownership of newly-built networks that often use our FTTX products. While we believe that the ruling will generally have a positive effect on our business, there can be no assurance that the ruling will result in a long-term material increase in the sales of our products.
     The regulatory environment for communication services providers is also changing in other countries. In many countries, regulators are considering whether service providers should be required to provide access to their networks by competitors. For example, this issue is currently being debated in Germany and Australia. As a result, our FTTX initiatives in these countries have been delayed.
     Additional regulatory changes affecting the communications industry have occurred and are anticipated both in the United States and internationally. For example, a European Union directive relating to the restriction of hazardous substances (“RoHS”) in electrical and electronic equipment and a directive relating to waste electrical and electronic equipment (“WEEE”) have been and are being implemented in EU member states. In addition a new regulation regarding the registration, authorization, and restriction of chemical substances in industrial products ("REACH") became effective in the EU in 2007. Over time this regulation, among other items, may require us to substitute certain chemicals contained in our products with substances the EU considers less dangerous. Among other things, the RoHS directive restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment and the WEEE directive requires producers of electrical goods to be responsible for the collection, recycling, treatment and disposal of these goods. In addition, similar laws to RoHS and WEEE were passed in China in February 2006, as well as in South Korea in April 2007. The Chinese law became effective in March 2007. We understand governments in other countries are considering implementing similar laws or regulations. Our inability or failure to comply with the REACH RoHS and WEEE directives, or similar laws and regulations that have been and may be implemented in other countries, could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, monetary penalties and other sanctions. In addition, the costs associated with complying with the REACH RoHS and WEEE directives, or similar laws and regulations, may be material and adversely affect our business and results of operation.
     New regulatory changes could alter demand for our products. In addition, recently announced or future regulatory changes could come under legal challenge and be altered, which could reverse the effect of such changes and their anticipated impact. Competition in our markets may intensify as the result of changes to existing or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.
Conditions in global markets could affect our operations.
     Our sales outside the United States accounted for approximately 40.8%, 37.0% and 39.1% of our net sales in fiscal 2008, 2007 and 2006, respectively. We expect sales outside the United States to remain a significant percentage of net sales in the future. In addition to sales and distribution activities in numerous countries, we conduct manufacturing or other operations in the following countries: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Czech Republic, France, Germany, Hong Kong, Hungary, India, Indonesia, Italy, Japan, Malaysia,

Mexico, New Zealand, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam.
     Due to our sales and other operations outside the United States, we are subject to the risks of conducting business globally. These risks include the following:
•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	compliance with the Foreign Corrupt Practices Act and various laws in countries in which we are doing business;

•	fluctuations in foreign currency exchange rates;

•	requirements to consult with or obtain the approval of works councils or other labor organizations to complete business initiatives;

•	tariffs and other barriers and restrictions;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes and export and import requirements; and

•	the burdens of complying with a variety of non-U.S. laws and telecommunications standards.
     Our business is also subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in the costs of key resources such as crude oil, changes in diplomatic or trade relationships, natural disasters and other possible disruptive events such as pandemic illnesses.
     Economic conditions in many of the markets outside the United States in which we do business represent significant risks to us. Instability in our non-U.S. markets, such as the Middle East, Asia and Latin America, could have a negative impact on our sales and business operations in these markets, and we cannot predict whether these unstable conditions will have a material adverse effect on our business and results of operations. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may have negative effects on our business operations. In addition to the effect of global economic instability on sales to customers outside the United States, sales to United States customers could be negatively impacted by these conditions.
We are subject to special risks relating to doing business in China.
     Our operations in China are subject to significant political, economic and legal uncertainties. Changes in laws and regulations or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our operations of China. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. However, there can be no assurance that the government will continue to pursue these policies, especially in the event of a change in leadership, social, political or economic disruption or other circumstances affecting China’s social, political and economic environment.

     Although not permitted under Chinese law, corruption, extortion, bribery, payoffs and other fraudulent practices occur from time to time in China. We must comply with U.S. laws prohibiting corrupt business practices outside the United States. Foreign companies, including some of our competitors, are not subject to these laws. If our competitors in China engage in these practices, we may be at a competitive disadvantage. We maintain a business conduct program to prevent, deter and detect violations of law in the conduct of business throughout the world. We conduct periodic reviews of our business practices in China and train our personnel in China on appropriate ethical and legal business standards. However, a risk remains that our employees will engage in activities that violate laws or our corporate policies. This is particularly true in instances in which new employees we hire or the employees of a company we may acquire may not previously have been accustomed to operating under similar standards. In the event an employee violates applicable laws pertaining to sales practices, accounting standards, facility operations or other business or operational requirements, we may face substantial penalties, and our business in China could be affected adversely.
Our intellectual property rights may not be adequate to protect our business.
     Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether these protections will be adequate, or whether our competitors will develop similar technology independently, without violating our proprietary rights. Rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable.
     Many of our competitors have substantially larger portfolios of patents and other intellectual property rights than we do. As competition in the communications network equipment industry has intensified and the functionality of products has continued to overlap, we believe that network equipment manufacturers increasingly are becoming subject to infringement claims. We have received, and expect to continue to receive, notices from third parties (including some of our competitors) claiming that we are infringing their patents or other proprietary rights. We also have asserted patent claims against certain third parties.
     We cannot predict whether we will prevail in any patent litigation brought against us by third-parties, or that we will be able to license any valid and infringed patents on commercially reasonable terms. Unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. In addition, any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time and attention, delay our product shipments or require us to enter into expensive royalty or licensing agreements.
     A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license, or develop or license non-infringing technology, our business, operating results and financial condition could be adversely affected.
We are dependent upon our senior management and other critical employees.
     Like all communications technology companies, our success is dependent on the efforts and abilities of our senior management personnel and other critical employees, including those in customer service and product development functions. Our ability to attract, retain and motivate these employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities that are necessary to the continued success or the successful integration of the acquired businesses.
     Our continuing initiatives to streamline operations as well as the challenging business environment in which we operate may cause uncertainty in our employee base about whether they will have future employment with us. This uncertainty may have an adverse effect on our ability to retain and attract key personnel.
Managing our inventory is complex and may include write-downs of excess or obsolete inventory.

     Managing our inventory of components and finished products is complicated by a number of factors, including the need to maintain a significant inventory of components that are not easy to obtain, that must be purchased in bulk to obtain favorable pricing or that require long lead times. These issues may cause us to purchase and maintain significant amounts of inventory. If this inventory is not used as expected based on anticipated production requirements, it may become excess or obsolete. The existence of excess or obsolete inventory can result in sales price reductions and/or inventory write-downs, which could adversely affect our business and results of operations.
Compliance with internal control requirements is expensive and poses certain risks.
     We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Expansion of our business, particularly in international geographies, will necessitate ongoing changes to our internal control systems, processes and information systems. In addition, if we complete acquisitions in the future, our ability to integrate operations of the acquired company could impact our compliance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain that as our business changes, our current design for internal control over financial reporting will be sufficient to enable management or our independent registered public accounting firm to determine that our internal controls are effective for any period, or on an ongoing basis.
     In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to the effectiveness of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.
Product defects or the failure of our products to meet specifications could cause us to lose customers and revenue or to incur unexpected expenses.
     If our products do not meet our customers’ performance requirements, our customer relationships may suffer. Also, our products may contain defects or fail to meet product specifications. Any failure or poor performance of our products could result in:
•	delayed market acceptance of our products;

•	delayed product shipments;

•	unexpected expenses and diversion of resources to replace defective products or identify and correct the source of errors;

•	damage to our reputation and our customer relationships;

•	delayed recognition of sales or reduced sales; and

•	product liability claims or other claims for damages that may be caused by any product defects or performance failures.
     Our products are often critical to the performance of communications systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a claim could harm our business.
We may encounter difficulties obtaining raw materials and supplies needed to make our products, and the prices of these materials and supplies are subject to fluctuation.
     Our ability to manufacture our products is dependent upon the availability of certain raw materials and supplies. In some instances these materials or supplies may be available from only one or a limited number of sources. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet customer demand for our products. The costs to obtain these raw materials and supplies are subject to price fluctuations, which may be substantial, because of global market demands. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than us may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Some raw materials or supplies may be subject to regulatory actions, which may affect available supplies. Furthermore, due to general economic conditions in the United States and globally, our suppliers may experience financial difficulties, which could result in increased delays, additional costs, or loss of a supplier.
     Reduced supply and higher prices of raw materials and supplies as well as potential delays in obtaining materials or supplies may affect our business, operating results and financial condition adversely. We cannot guarantee that sufficient quantities or quality of raw materials and supplies will be as readily available in the future, that they will be available at acceptable prices, or how the prices at which we sell our products will be impacted by the prices at which we, or any contract manufacturers we utilize, obtain raw materials or supplies. Our ability to pass increases in the prices of raw materials and supplies along to our customers is uncertain. Delays in implementing price increases we are able to make or a failure to achieve market acceptance of future price increases could have a material adverse impact on our results of operations. Further, in an environment of falling commodities prices, we may be unable to sell higher-cost inventory before implementing price decreases, which could have a material adverse impact on our results of operations.
If our manufacturing operations suffer production or shipping delays or if we do not have sufficient manufacturing capabilities, we may experience difficulty in meeting customer demands.
     We internally produce or rely on contract manufacturers to produce a wide range of finished products as well as components used in our finished products at various locations around the world. We also periodically realign our manufacturing capacities among various manufacturing facilities in an effort to improve efficiencies and our competitive position. Disruption of our ability to produce or distribute from any of these facilities due to mechanical failures, fires, electrical outages, shipping interruptions, labor issues, natural disasters or other reasons could adversely impact our ability to produce our products in a cost-effective and timely manner. In addition, there are risks associated with actions we may take to realign manufacturing capacities among facilities such as: potential disruptions in production capacity necessary to meet customer demand; decreases in production quality; disruptions in the availability of raw materials and supplies; delays in the movement of necessary tools and equipment among facilities; and adequate personnel to meet production demands caused by planned production shifts. In the event of any of these disruptions, we could lose sales, suffer increased operating costs and suffer customer relations problems, which may adversely affect our business and results of operations.
     In addition, it is possible from time to time that we may not have sufficient production capacity to meet customer demand whether through our internal facilities or through contract manufacturers we utilize. In such an event we may lose sales opportunities and suffer customer relations problems, which may adversely affect our business and results of operations.
We may encounter litigation that has a material impact on our business.
     We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved without formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time.
     As of October 31, 2008, we had recorded approximately $10.8 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse effect on our business, results of operations or financial condition.
We are subject to risks associated with changes in commodity prices, interest rates, security prices, and foreign currency exchange rates.

     We face market risks from changes in certain commodity prices, security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. We may reduce these risks through the use of derivative financial instruments.
     Additionally, we have exposure to foreign denominated revenues and operating expenses through our operations in various countries. As of October 31, 2008, we mitigated a certain portion of exposure to Mexican peso operating expenses throughout fiscal 2009 by purchasing forward contracts, enabling us to purchase Mexican pesos over the next twelve months at specified rates.
     We also are exposed to foreign currency exchange risk as a result of changes in intercompany balance sheet accounts and other balance sheet items. At October 31, 2008, these balance sheet exposures were mitigated through the use of foreign exchange forward contracts with maturities of approximately one month. The principal currency exposures being mitigated were the Australian dollar, British pound, Chinese renminbi, Czech koruna, euro, Mexican peso, and Singapore dollar.
Our ability to operate our business and report financial results is dependent on maintaining effective information management systems.
     We rely on our information management systems to support critical business operations such as processing sales orders and invoicing, inventory control, purchasing and supply chain management, payroll and human resources, and financial reporting. We periodically implement upgrades to such systems or migrate one or more of our affiliates, facilities or operations from one system to another. In addition, when we acquire other companies we often take actions to migrate their information management systems to the systems we use. If we are unable to adequately maintain these systems to support our developing business requirements or effectively manage any upgrade or migration, we could encounter difficulties that could have a material adverse impact on our business, internal controls over financial reporting, financial results, or our ability to report such results timely and accurately.
Risks Related to Our Common Stock
Our stock price has been volatile historically and may continue to be volatile. The price of our common stock may fluctuate significantly.
     The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and new reports relating to trends in our markets or general economic conditions.
     In addition, the stock market in general, and prices for companies in our industry in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.
     Furthermore, components of the compensation of many of our key employees are dependent on the price of our common stock. Lack of positive performance in our stock price may affect our ability to retain key employees.
Anti-takeover provisions in our charter documents, our shareholder rights agreement and Minnesota law could prevent or delay a change in control of our company.
     Provisions of our articles of incorporation and bylaws, our shareholder rights agreement (also known as a “poison pill”) and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable, and could limit the price that investors are willing to pay for our common stock. These provisions include the following:

•	advance notice requirements for shareholder proposals;

•	authorization for our board of directors to issue preferred stock without shareholder approval;

•	authorization for our board of directors to issue preferred stock purchase rights upon a third party’s acquisition of 15% or more of our outstanding shares of common stock; and

•	limitations on business combinations with interested shareholders.
     Some of these provisions may discourage a future acquisition of our company even though our shareholders would receive an attractive value for their shares, or a significant number of our shareholders believe such a proposed transaction would be in their best interest.
DESCRIPTION OF THE PLAN
Purposes
     ADCInvestDirect, a direct stock purchase plan for ADC, provides you with a convenient and economical method of systematically increasing your ownership interest in ADC through purchases of ADC common stock. We may use the Plan to raise capital for general corporate purposes through the sale to you of authorized but unissued common stock.
Considerations
     You should consider the following before you decide to participate in the Plan:
•	Transaction Fees - You pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold under the Plan. We expect that generally all Plan purchases and sales will be affected in open market transactions.

•	Service Fees - You also pay a service fee as described in this prospectus for some Plan transactions, whether or not the transactions are effected in open market transactions.

•	Investment Timing; Price Risks - Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five days following an investment, you may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

•	No Interest Paid - No interest is paid on your cash investments pending their investment in common stock.

Administration
     As of the date of this prospectus, Computershare Trust Company, N.A. administers the Plan. As Plan Administrator, Computershare is responsible for the clerical and ministerial administration of the Plan, including receiving your investments, forwarding funds received from you or on your behalf to a registered broker/dealer for purchases of common stock, issuing statements of Plan account activities and performing certain other administrative duties related to the Plan. You may contact the Plan Administrator by writing to:
Computershare Trust Company, N.A.
Attention: ADCInvestDirect
P.O. Box 43081
Providence, RI 02940-3081
or by calling the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209 between 8:30 a.m. and 5:00 p.m., central time, on any business day. The Plan Administrator’s website is www.computershare.com. You may access your account online to view your share balance, track the estimated value of your holdings, sell shares, duplicate statements, and obtain online forms and other information about your account. Online account information is housed on the Plan Administrator’s website at www.computershare.com through Investor Centre.
     The Plan Administrator is responsible for purchasing and selling shares of common stock for your Plan account, including the selection of the broker or dealer through which Plan purchases and sales are made. ADC has no control over the times or prices at which the Plan Administrator purchases shares in the open market or the selection of the broker or dealer used by the Plan Administrator for the purchases.
Eligibility
     Any person or entity, whether or not currently a registered holder of ADC common stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. See “Other Information — Denial or Termination of Participation.”
Enrollment and Participation
     Shareowners. If you are a registered holder of ADC common stock, you may become a participant in the Plan by either:
•	completing the Enrollment Form included with this prospectus and returning it to the Plan Administrator at the address shown on the form; or

•	enrolling online through the Plan Administrator’s website at www.computershare.com and following the instructions provided.
     Beneficial Owners. If you are a beneficial owner of ADC common stock whose shares are registered in a nominee name (such as in the name of a bank, broker or other nominee) and wish to participate in the Plan you may either:
•	become a shareowner of record by having some or all of the shares registered in your name. Once you become a registered shareowner, you may enroll in the Plan as shown above for shareowners; or

•	become a shareowner of record by enrolling in the Plan in the same manner as a non-shareowner as shown below.
     Non-shareowners. If you are not a registered holder of ADC common stock, you may enroll through the internet at www.computershare.com and follow the instructions provided for opening a ADC shareowner account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $500 up to a maximum of $250,000, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
Investments
     Initial Investment. If you are not a registered owner of common stock, you must include an initial cash investment of at least $500 with your completed Initial Enrollment Form or authorize automatic monthly cash investments by electronic funds transfer of at least $50 with a completed Direct Debit Authorization Form. In either case, a one-time account set-up fee of $10 will be deducted from your initial investment. Initial investments made by check must be payable to “Computershare” in U.S. funds. You may also open an account online at www.computershare.com and follow the instructions provided for opening an ADC shareowner account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $500 up to a maximum of $250,000, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
     Additional Investments. You may make additional investments at any time by:
     Check Investment. By sending the Plan Administrator a check for the purchase of additional shares. The check must be made payable to “Computershare,” drawn on a U.S. bank and payable in U.S. dollars. All checks should be sent to the Plan Administrator at the address listed on the tear-off form attached to each statement you receive, or, if making an investment when enrolling, with the enrollment form to the address provided on the form. The check should be received by the Plan Administrator no later than one business day before an investment date to be invested on that investment date; otherwise, investments are held by the Plan Administrator for investment on the next investment date. The Plan Administrator will not accept cash, money orders or third party checks.
     Electronic Funds Transfer. You may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option online at www.computershare.com or by completing and returning a Direct Debit Authorization Form, along with a voided blank check or a checking or savings account deposit slip. Please allow 4 to 6 weeks for the first investment to be initiated. Your bank account will be debited on the 15th day of each month or the next business day if the 15th is not a business day. Once initiated, automatic monthly deductions will continue at the level you set until you change your instruction by notifying the Plan Administrator. You may change the amount of money or terminate the automatic monthly withdrawal of funds by going to www.computershare.com, calling the Plan Administrator directly at 1-800-929-6782 or by completing and submitting a new Direct Debit Authorization Form. To be effective for a particular month, the Plan Administrator must receive your request at least seven business days prior to the applicable debit date.
     Online Investments. You may make additional cash investments online through the Investor Centre section of the Plan Administrators website, www.computershare.com. In order to purchase shares online, you must authorize the withdrawal of funds from your bank account.
     In the event an additional investment is returned unpaid, whether the investment was made by check or an attempted automatic withdrawal from a bank account, the Plan Administrator will consider the request for investment of such funds null and void. The Plan Administrator shall immediately remove from the account those shares, if any, purchased upon the prior credit of such funds. The Plan Administrator shall thereupon be entitled to sell shares to satisfy any uncollected amount and will assess a $25 fee. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator shall be entitled to sell such additional shares from the account as may be necessary to satisfy the uncollected balance.
     Investment Dates. Cash payments will be invested promptly, but in no event later than five business days following receipt of the cash payment (except where deferral is necessary under applicable federal or state laws or regulations).
     Source of Shares. The shares you purchase under the Plan are authorized but unissued shares of common stock or common stock purchased by the Plan Administrator in the open market or in negotiated transactions. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after receipt of your cash payment, subject to any waiting periods required under applicable securities laws or other regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on how often we can change our determination, we may change the source of shares from time to time without notice. We expect that generally all Plan purchases will be affected in open market transactions.
     Price of Shares. The purchase price per share of authorized but unissued common stock is the average of the high and low sale prices of the common stock (as quoted on the NASDAQ Global Select Market) on the applicable investment date or, if NASDAQ is closed on the investment date, on the first trading day immediately preceding the investment date on which day NASDAQ is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. The Plan Administrator may in its discretion commingle your funds with other participants’ funds for the purpose of forwarding purchase orders. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.
     Initial and additional investments are invested in shares of common stock net of service fees as described below. No interest is paid on funds held by the Plan Administrator pending their investment in common stock. All investments, including the initial investment, are subject to the collection by the Plan Administrator of full face value in U.S. funds.
Transaction Fee, Service Fees and Other Costs
     Account Set-Up. If you are not a registered holder of ADC common stock, including persons authorizing automatic monthly cash investments, you are charged a one-time account set-up fee of $10. The fee will be deducted from your initial cash investment.
     Transaction Fee. In addition to the service fees discussed below, you pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold for your Plan account. We expect that generally all Plan purchases and sales will be affected in open market transactions. Transaction fees payable with respect to Plan purchases are deducted from the amount invested on your behalf. Transaction fees payable with respect to Plan sales are deducted from the proceeds payable to you.
     Service Fees. For each investment made by check or one-time online investment, you pay a service fee of $5, and for each investment made by monthly automatic electronic funds transfer, you pay a service fee of $2. Investment service fees are in addition to transaction fees and are deducted from the amount invested on your behalf. You pay a service fee of $10 in connection with sales of your Plan shares. The service fee is in addition to transaction fees and is deducted from the proceeds payable to you from the sale of shares, including a fractional share.
     Fees Subject to Change. We may change from time to time the amount fees charged to you upon 30 days prior notice.
Account Statements
     The Plan Administrator will maintain an account for you and will send account statements to you as soon as practicable after each investment and after any transfer, sale or withdrawal of Plan shares. Your account will be credited with full and fractional shares, computed to six decimal places. The account statements provide you with records of purchases and sales and should be retained for tax purposes.
Uncertificated Shares
     Plan purchases are credited to your account and shown on your account statement. We have uncertificated shares so you will not receive certificates for your Plan shares.

Gifts of Shares and Share Transfers
     You may transfer ownership of some or all of your shares held through the Plan. You may call the Plan Administrator at 1-800-929-6782 for complete transfer instructions or go to www.computershare.com to download the appropriate materials. You will be asked to send the Plan Administrator written transfer instructions and your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program ensures that the individual signing is in fact the owner of the shares to be transferred. A notary is not sufficient.
     You may transfer shares to new or existing ADC shareowners. However, a new plan account will not be opened for a transferee as a result of a transfer of less than one full share.
     You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan.
Sale of Shares
     You may instruct the Plan Administrator to sell some or all of your Plan shares by doing any of the following:
•	Access the Plan Administrator’s website at www.computershare.com. Select “Investor Centre,” log in to your account, and follow the online instructions;

•	Call 1-800-929-6872 or 1-312-360-5209 to access the Plan Administrator’s automated telephone system; or

•	Complete and sign the tear-off portion of your account statement and mail the instructions to the Plan Administrator.
     If there is more than one individual owner on the Plan account, all participants must authorize the transaction and sign the instruction.
     The Plan Administrator will execute the order on your behalf in the open market or in a negotiated transaction. Sales orders generally are processed daily provided there is sufficient volume and the request is received on a business day when the NASDAQ Global Select Market is open. If there is not sufficient volume, sales orders will be processed at least once per week. After settlement of the sale, the Plan Administrator will send you a check for the net proceeds of the sale. The proceeds you receive are based on the weighted average price at which the shares were sold less service fees charged by the Plan Administrator and applicable transfer taxes.
     You will not have the authority or power to direct the date or sales price at which Plan shares may be sold. Requests to sell Plan shares must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not indicate clearly the number of Plan shares to be sold will be returned to you with no action taken. You should be aware that prices may fluctuate during the period between a request for a sale, receipt by the Plan Administrator of the request, and ultimate sale in the open market no later than five business days from the date of receipt by the Plan Administrator. You will bear the risk of a price change. Instructions sent to the Plan Administrator may not be rescinded. All sale requests having an anticipated market value of $25,000 or more must be submitted in written form.
Termination
     You may terminate your participation in the Plan by submitting the appropriate information on a Plan Transaction Form or by sending a written request to the Plan Administrator. In addition, if you are a participant who makes investments by electronic funds transfers, your termination request must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next investment.
     Upon termination of your participation in the Plan, unless you have requested on the Plan Transaction Form that some or all of your Plan shares be sold, the Plan Administrator will credit you with uncertificated shares representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share. If you so request on the Plan Transaction Form, the Plan Administrator will sell some or all Plan shares on your behalf. After settlement of the sale, the Plan Administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a direct registration advice representing any full Plan shares not sold. The net proceeds you receive are based on the weighted average price at which the shares were sold less fees charged by the Plan Administrator and applicable transfer taxes.
     After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see “Enrollment and Participation”). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants who we or the Plan Administrator believes have been excessive in their enrollment and termination.
Other Information
     Share Dividends and Stock Splits. Any shares distributable to you pursuant to a share dividend or stock split by ADC on shares registered in your name or credited to your account under the Plan will be added to your account and will not be mailed or delivered directly to you.
     Cash Dividends. ADC currently does not pay cash dividends with respect to the common stock. If in the future ADC declares a cash dividend with respect to the common stock, dividends paid on shares in your Plan account would be paid directly to you in the same manner as to shareowners who are not participants in the Plan.
     Voting Rights. Voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase.
     Voting of Plan Shares. For each meeting of shareowners, you will receive proxy materials that allow you to vote your Plan shares by proxy. Alternatively, you may vote your Plan shares in person at the meeting.
     Limitation of Liability. ADC and the Plan Administrator will not be liable for any good faith act or omission to act, including but not limited to any claim of liability:
•	arising out of the failure to terminate your account upon your death prior to the Plan Administrator’s receipt of notice in writing of your death,

•	with respect to the prices or times at which shares are purchased or sold, or

•	as to the value of the shares acquired for you.
     We reserve the right to interpret and regulate the Plan as we deem necessary or advisable in connection with the Plan’s operations.
     Modification or Termination of the Plan. We may suspend, modify or terminate the Plan at any time in whole or in part or with respect to your participation in the Plan in some jurisdictions. Notice of a suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant’s account. If your participation in the Plan is terminated by us in whole or in part, your whole Plan shares will be held in book-entry form in the Direct Registration System and you will receive a check in the amount of the market value of any fractional Plan share, less any service fees.
     Denial or Termination of Participation. At our direction, the Plan Administrator may terminate your participation in the Plan if you do not own at least one full share in your name or hold shares through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have their whole Plan shares held in book-entry form in the Direct Registration System and will receive a check in the amount of the market value of any fractional Plan share, less any service fees.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The information set forth below summarizes certain U.S. federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the Plan. The description of federal income tax consequences may be affected by future legislation, Internal Revenue Service rulings and regulations and/or court decisions. For that reason, you should consult your own tax advisor with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.
     Cost Basis of Shares. For federal income tax purposes, the cost basis of shares purchased with your cash investments is the purchase price of the shares plus any fees paid by you in connection with open market purchases.
     Gains and Losses from the Sale of Shares. You do not realize any taxable income from shares moved from the Plan to the Direct Registration System. You may realize gain or loss, however, at the time the shares are sold by the Plan Administrator or by you after you withdraw your shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount you receive for the shares and the cost basis of the shares.
     IRS Reports. If, at your request, the Plan Administrator sells Plan shares for you, the Plan Administrator will report the proceeds from the sale to you and the Internal Revenue Service on Form 1099-B.
     We note that (i) the tax advice set forth herein was not intended or written to be used, and cannot be used by you or anyone else, for the purpose of avoiding federal income tax penalties that may be imposed; (ii) the advice was written to support the promotion or marketing of the transactions described herein; and (iii) we urge you to consult your own tax advisor to determine your tax liability in connection with your participation in the Plan or the subsequent disposition of shares received in connection with the Plan.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of ADC Telecommunications, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors described under the heading “Risk Factors” in this prospectus and in the filings with the Securities and Exchange Commission (“SEC”) that we have incorporated by reference in this prospectus. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties.
USE OF PROCEEDS
     The proceeds from the sales, if any, of authorized but unissued common stock under the Plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold under the Plan or the prices at which the shares will be sold. We will not receive any proceeds when shares of common stock are purchased under the Plan in the open market.
VALIDITY OF COMMON SHARES
     The validity of the shares of common stock offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS
     The consolidated financial statements of ADC Telecommunications, Inc. appearing in ADC Telecommunications, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2008 (including the schedule appearing therein), and the effectiveness of ADC Telecommunications, Inc.’s internal control over financial reporting as of October 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements and schedule are, and audited financial statements and schedule to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s web site is www.sec.gov. Copies of our SEC filings are also available through our website (www.adc.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the shares offered under the Plan. As allowed by SEC rules, this prospectus does not contain all of the information that is required to be in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ADC Telecommunications, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s web site at www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until our offering is completed:
•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2008;

•	Our Current Reports on Form 8-K filed on December 12, 2008 and December 19, 2008; and

•	The description of our common stock and preferred stock purchase rights contained in any registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     We will provide, at no cost to you, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents) and any report, proxy statement or other communication distributed by us to our shareowners generally. Please direct your requests for copies to the following address and telephone number:
ADC Telecommunications, Inc.
P.O. Box 1101
Minneapolis, Minnesota 55440-1101
Attention: Investor Relations
(952) 917-0991
investor@adc.com
www.adc.com/investor
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
A direct stock purchase plan for ADC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$20
Printing Fees and Expenses	1,000
Accounting Fees and Expenses	5,000
Legal Fees and Expenses	10,000
Miscellaneous	0

Total	$16,020
All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by us.
Item 15. Indemnification of Directors and Officers.
     Section 521 of the Minnesota Business Corporation Act provides that a company shall, subject to certain limitations, indemnify officers and directors made or threatened to be made a party to a proceeding by reason of that officer or director’s former or present official capacity with the company. As required, we will indemnify that person against judgments, penalties, fines, settlements and reasonable expenses if the officer or director:
•	has not been indemnified by another organization;

•	acted in good faith;

•	has not received an improper personal benefit and Section 255 regarding director conflicts of interests, if applicable, has been satisfied;

•	assuming the case is a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in the best interests of the company or, in the case of an officer or director who is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company.
     Article 7 of our Articles of Incorporation, as amended and restated, provides that our directors shall not be liable to ADC or our shareowners for monetary damages for breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to ADC or our shareowners;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 559 of the Minnesota Business Corporation Act (for certain illegal distributions);

•	for any transaction from which the director derived an improper personal benefit; or

•	for any act or omission occurring prior to the date when Article 7 became effective.
     Article IX of our restated Bylaws provides that we shall indemnify officers and directors to the extent permitted by Section 521 of the Minnesota Business Corporation Act described above.
     We maintain directors’ and officers’ liability insurance to assist in funding indemnification of directors and officers for certain liabilities.

Item 16. Exhibits.

Exhibit
Number	Description
4.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., conformed to incorporate amendments dated January 20, 2000, June 30, 2000, August 13, 2001, March 2, 2004 and May 9, 2005 (incorporated by reference to Exhibit 3-a to ADC’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2005).

4.2	Restated Bylaws of ADC Telecommunications, Inc. effective December 9, 2008 (incorporated by reference to Exhibit 3.1 of ADC’s Current Report on Form 8-K filed on December 12, 2008).

4.3	Form of certificate for shares of Common Stock of ADC Telecommunications, Inc. (incorporated by reference to Exhibit 4-a to ADC’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2005).

4.4	Rights Agreement, as amended and restated as of May 9, 2007, between ADC Telecommunications, Inc. and Computershare Investor Services, LLC, as Rights Agent (which includes as Exhibit A, the Form of Certificate of Designation, Preferences and Right of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Right Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Shares) (incorporated by reference to Exhibit 4-b to ADC’s Form 8-A/A filed on May 11, 2007).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Dorsey & Whitey LLP (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney.
Item 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange

Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant the foregoing provisions described above under Item 15 or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, as of December 19, 2008.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ Robert E. Switz
Robert E. Switz
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the indicated capacities on December 19, 2008.

Signature	Title

/s/ Robert E. Switz	President, Chief Executive Officer and Chairman
Robert E. Switz	(principal executive officer)

/s/ James G. Mathews	Vice President, Chief Financial Officer
James G. Mathews	(principal financial officer)

/s/ Steven G. Nemitz	Vice President, Controller
Steven G. Nemitz	(principal accounting officer)

/s/ John A. Blanchard, III	Director
John A. Blanchard, III

/s/ John J. Boyle, III	Director
John J. Boyle, III

/s/ Mickey P. Foret	Director
Mickey P. Foret

/s/ J. Kevin Gilligan	Independent Lead Director
J. Kevin Gilligan

/s/ Lois M. Martin	Director
Lois M. Martin

/s/ Krish A. Prabhu	Director
Krish A. Prabhu, Ph.D.

Signature	Title

/s/ John E. Rehfeld	Director
John E. Rehfeld

/s/ David A. Roberts	Director
David A. Roberts

/s/ William R. Spivey	Director
William R. Spivey, Ph.D.

/s/ Larry W. Wangberg	Director
Larry W. Wangberg

/s/ John D. Wunsch	Director
John D. Wunsch

EXHIBIT INDEX

Exhibit
Number	Description
4.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., conformed to incorporate amendments dated January 20, 2000, June 30, 2000, August 13, 2001, March 2, 2004 and May 9, 2005 (incorporated by reference to Exhibit 3-a to ADC’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2005).

4.2	Restated Bylaws of ADC Telecommunications, Inc. effective December 9, 2008 (incorporated by reference to Exhibit 3.1 to ADC’s Current Report on Form 8-K filed on December 12, 2008).

4.3	Form of certificate for shares of Common Stock of ADC Telecommunications, Inc. (incorporated by reference to Exhibit 4-a to ADC’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2005).

4.4	Rights Agreement, as amended and restated as of May 9, 2007, between ADC Telecommunications, Inc. and Computershare Investor Services, LLC, as Rights Agent (which includes as Exhibit A, the Form of Certificate of Designation, Preferences and Right of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Right Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Shares) (incorporated by reference to Exhibit 4-b to ADC’s Form 8-A/A filed on May 11, 2007).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Dorsey & Whitey LLP (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney.